EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-195969 on Form S-8 of PBF Logistics LP of our report dated January 21, 2015, relating to the financial statements of the Toledo Tank Farm (which report expresses an unqualified opinion including an explanatory paragraph referring to the financial statements being prepared from the separate records maintained by subsidiaries of PBF Energy Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Toledo Tank Farm was operated as an unaffiliated company), appearing in this Current Report on Form 8-K/A of PBF Logistics LP dated January 21, 2015.

/s/ Deloitte & Touche

Parsippany, NJ
January 21, 2015